November [●], 2016

SBA Communications Corporation

SBA Communications REIT Corporation

8051 Congress Ave.

Boca Raton, Florida 33487

Re:	Certain United States Federal Income Tax Matters

Ladies and Gentlemen:

We have acted as United States federal income tax counsel to SBA Communications Corporation, a Florida corporation, (“SBA”) and SBA Communications REIT Corporation, a Florida corporation and a wholly-owned subsidiary of SBA, (“SBA REIT”), in connection with (i) the proposed merger (the “Merger”) of SBA with and into SBA REIT pursuant to the merger agreement, dated November [●], 2016, between SBA and SBA REIT (the “Merger Agreement”) and (ii) the filing of a registration statement on Form S-4 with the Securities and Exchange Commission (File No. 333-[●]) (the “Registration Statement”). Pursuant to the Merger Agreement, SBA will merge with and into SBA REIT, with SBA REIT surviving the merger. For U.S. federal income tax purposes, SBA prior to the Merger and SBA REIT subsequent to the Merger are treated as the same entity, which we will refer to as “SBA ” herein. Following the Merger, SBA Communications REIT Corporation will change its name to SBA Communications Corporation.

In connection with this opinion, we have examined originals or copies, certified or otherwise identified to our satisfaction, of such documentation and information provided to us by SBA as we have deemed necessary or appropriate as a basis for the opinion set forth herein. In addition, SBA has provided us with, and we are relying upon, two certificates containing certain factual statements, factual representations and covenants of officers of SBA (the “REIT Officers’ Certificate” and the “Merger Officers’ Certificate,” together, the “Officers’ Certificates”) relating to, among other things, the actual and proposed operations of SBA and the entities in which it holds, or has held, a direct or indirect interest (collectively, the “Company”). For purposes of our opinion, we have not independently verified all of the facts, statements, representations and covenants set forth in the Officers’ Certificates or in any other document. In particular, we note that the Company may engage in transactions in connection with which we have not provided

SBA Communications Corporation

SBA Communications REIT Corporation

November [●], 2016

legal advice, and have not reviewed, and of which we may be unaware. Consequently, we have relied on SBA’s representation that the facts, statements, representations and covenants presented in the Officers’ Certificates and other documents, or otherwise furnished to us, accurately and completely describe all material facts and matters addressed in the Officers’ Certificates. We have assumed that all such facts, statements, representations and covenants are true without regard to any qualification as to knowledge, belief, intent or materiality. Our opinion is conditioned on the continuing accuracy and completeness of such facts, statements, representations and covenants. We are not aware of any facts inconsistent with the statements in the Officers’ Certificates. Any material change or inaccuracy in the facts, statements, representations, and covenants referred to, set forth, or assumed herein or in the Officers’ Certificates may affect our conclusions set forth herein.

In our review of certain documents in connection with our opinion as expressed below, we have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed, photostatic, or electronic copies, and the authenticity of the originals of such copies. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Our opinion is also based on the correctness of the following assumptions: (i) SBA and each of the entities comprising the Company has been and will continue to be operated in accordance with the laws of the jurisdictions in which each was formed and in the manner described in the relevant organizational documents, (ii) there will be no changes in the applicable laws of the State of Florida or of any other jurisdiction under the laws of which any of the entities comprising the Company have been formed, and (iii) each of the written agreements to which the Company is a party has been and will be implemented, construed and enforced in accordance with its terms.

In rendering our opinion, we have considered and relied upon the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder (“Regulations”), administrative rulings and other Treasury interpretations of the Code and the Regulations by the courts and the Internal Revenue Service (“IRS”), all as they exist at the date hereof. It should be noted that the Code, Regulations, judicial decisions, and administrative interpretations are subject to change at any time and, in some circumstances, with retroactive effect. A material change that is made after the date hereof in any of the foregoing bases for our opinion could affect our conclusions set forth herein. There can be no assurance, moreover, that our opinion will be accepted by the IRS, or, if challenged, by a court.

Based on and subject to the foregoing, we are of the opinion that;

1. Commencing with SBA’s taxable year ending on December 31, 2016, SBA has been organized and operated in conformity with the requirements for qualification and taxation as a REIT under the Code, and its actual method of operation through the date hereof has enabled, and its proposed method of operation will enable, it to continue to meet the requirements for qualification and taxation as a REIT.

SBA Communications Corporation

SBA Communications REIT Corporation

November [●], 2016

2. The Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, and each of SBA and SBA REIT will be a party to that reorganization within the meaning of Section 368(b) of the Code, with the United States federal income tax consequences to holders of SBA Class A common stock as described in the Registration Statement under “United States Federal Income Tax Considerations.”

As noted in the Registration Statement, SBA’s qualification and taxation as a REIT depend upon its ability to meet, through actual operating results, certain requirements relating to the sources of its income, the nature of its assets, its distribution levels and the diversity of its stock ownership, and various other qualification tests imposed under the Code, the results of which are not reviewed by us. Accordingly, no assurance can be given that the actual results of SBA’s operations for any one taxable year will satisfy the requirements for taxation as a REIT under the Code.

This opinion may not be relied upon by anyone other than SBA without our prior written consent. We express no opinion with respect to the matters addressed in this opinion except as set forth above. This opinion is expressed as of the date hereof, and we are under no obligation to supplement or revise our opinion to reflect any legal developments or factual matters arising subsequent to the date hereof, or the impact of any information, document, certificate, record, statement, representation, covenant, or assumption relied upon herein that becomes incorrect or untrue.

We consent to the filing of this opinion as an exhibit to the Registration Statement and to each reference to us and the discussions of advice provided by us under the headings “Risk Factors,” “Background of the REIT Conversion,” “United States Federal Income Tax Considerations,” and “Legal Matters” in the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission.

Very truly yours,